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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70213

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __BRIDGE ALTERNATIVE SECURITIES, LLC.__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__207 E. WESTMINSTER AVE. SUITE 210__

(No. and Street)

__LAKE FOREST__	__ILLINOIS__	__60045__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__RYAN DUNCAN__	__773.446.5676__	ryan.duncan@bridgealternatives.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPAs

(Name – if individual, state last, first, and middle name)

3535 Roswell Rd # 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)
06/29/2009		1952	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RYAN DUNCAN_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BRIDGE ALTERNATIVE SECURITIES, LLC._____, as of 12/31_____, 2 023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIDGE ALTERNATIVES SECURITIES, LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

For the Year Ended
December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

(These financial statements and schedule(s) should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5.)

BRIDGE ALTERNATIVES SECURITIES, LLC
Table of Contents
For the Year Ended December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Bridge Alternatives Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bridge Alternatives Securities, LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bridge Alternatives Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bridge Alternatives Securities, LLC's management. Our responsibility is to express an opinion on Bridge Alternatives Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bridge Alternatives Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2023.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
March 15, 2024

BRIDGE ALTERNATIVES SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$	140,630
Prepaid deposits and expenses		58
TOTAL ASSETS	$	140,688

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts Payable, accrued expenses and other liabilities	59,701
TOTAL LIABILITIES	59,701
MEMBERS'S EQUITY	80,987
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 140,688

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

   Bridge Alternatives Securities, LLC (Company), is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and a member of the Securities Investor Protection Corporation (SIPC). The Company is an Illinois Limited Liability Company (LLC). The member is not personally liable for the liabilities of the Company. The Company is a wholly owned subsidiary of Bridge Alternatives Holdings, Inc. (the "Parent" and sole member). The Company operates as a placement agent specializing in private placements of securities and financial advisory services.

2. **Significant Accounting and Reporting**

   Policies Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company is evaluating new accounting standards and will implement as required.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. On December 31, 2023, the Company had no cash equivalents.

   Revenue

   The Company recognizes *Revenue from Contracts with Customers* in accordance with (ASC 606). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

   Additionally, the guidance requires the Company to follow a five-step model to a) identify

the contract with a customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

In determining the transaction price, the Company may include variable consideration within the transaction price to the extent that it is probable that a significant reversal of revenue will not occur when the uncertainty is subsequently resolved. Services within the scope of ASC 606 include private securities placement services, referral activities and commission sharing with other broker- dealers.

Referral Activities and Commission Sharing fees – From time to time, the Company may refer certain institutional clients (generally hedge funds) who seek to engage in general securities trading activities to other broker-dealers who are approved for such activities. The general securities broker- dealer pays the Company a percentage of the commissions generated on the transactions from that customer. The Company may receive compensation for referrals involving a broad range of securities products including, but not exclusive to equity securities, closed-end funds, exchange-traded funds and exchange-traded limited partnerships. Referral fees are dictated by the referral arrangement entered into between the Company and the general securities broker-dealer. Referral fee revenue is recognized upon notification by its securities broker of funds invested by the Company's institutional clients.

Referrals and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities (deferred revenue) on the Statement of Financial Condition. The Company had no deferred revenue on December 31, 2023.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in the current period. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2023. The Company is not currently under audit by any tax jurisdiction.

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses*

on Financial Instruments, which significantly changes the ways entities recognize and record credit losses on financial instruments such loans, loan commitments and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

ASC 606-10 defines a contract asset as an entity's conditional right to consideration in exchange for goods and services. The conditional right is based on something other than the passage of time, such as future performance. Once the conditional right has been fulfilled and an unconditional right to consideration exists, the contract asset becomes a trade receivable. While contract assets are not financial assets, ASC 606-10-45-3 requires these assets to be evaluated for credit losses under ASC 326-20. Therefore, estimates of expected credit losses on contract assets over their life are required to be recorded at inception and on an ongoing basis, based on historical information, current conditions, and reasonable and supportable forecasts.

The Company may, at times, have an account receivable related to referral and commission sharing from executed agreements with independent external parties. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As such, the Company regularly reviews its accounts receivable for any bad debts based on the nature and contractual life or expected life of the financial assets, the Company's collection experience and customer worthiness.

The Company had no net receivable from executed contracts on December 31, 2023. The December 31, 2022 balance in accounts receivable was $60,930.

3. **Operating Lease Obligations**

The Company is required, under ASC 842, to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2023, financial statements.

4. **Related Parties**

The Company has an expense sharing agreement with Bridge Alternative Investments, Inc. effective April 1, 2021, (Affiliate) whereby the Company receives a monthly allocation of expenses incurred by the Affiliate on its behalf. During 2023, the Company recorded expenses under this agreement totaling $2,922 which is included in accounts payable on the accompanying statement of financial condition. Included in the total is a provision for rent, technology, and utilities. The Company recorded rent expenses totaling $1,744, technology fees totaling $804, and $374 in utilities related to the shared expense with the Affiliate reported on the accompanying statement of operations.

5. **Net Capital Requirements**

   The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 1500% or 15:1.

   At December 31, 2023, the Company had net capital of $80,929 which was $75,929 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 74%.

6. **Business Concentrations**

   The Company received revenue primarily from three customers, Aura Capital, Drakewood Capital Management, and ED&F Mann that accounted for approximately 9%, 76%, and 12% of earned revenue, respectively, for the year ended December 31, 2023.

7. **Subordinated Liabilities**

   The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the period, end of the period, and during the period ended December 31, 2023.

8. **Commitments and Contingencies**

   The Company does not have any commitments or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

9. **Subsequent Events**

   Management has evaluated all events or transactions that occurred after December 31, 2023, through the date of the issued financial statements on March 15, 2024. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2023, financial statements.